UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39950

Evaxion A/S
(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f
DK-2970 Hoersholm
Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion A/S's (the "Company") registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Executive Management Changes

In a Press Release dated July 1, 2025, Evaxion A/S (the “Company”), announced certain executive management changes.

The Company announced that Christian Kanstrup has resigned as the Company’s Chief Executive Officer (“CEO”).

Dr. Birgitte Rønø, Evaxion’s Chief Scientific Officer, has been appointed interim CEO. Dr. Rønø has been with the Company since 2018 and brings deep scientific and strategic expertise to the role.

The Company also announced that Mr. Thomas F. Schmidt has been appointed Chief Financial Officer (”CFO”). He joined Evaxion in November 2024 as interim CFO and brings strong financial acumen and capital markets experience.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Company’s Press Release dated July 1, 2025, related to the change in the Company’s Executive Management.

Exhibits

Exhibit No.	Description

99.1	Evaxion announces changes to Executive Management to optimize the value of proprietary AI-Immunology™ platform and portfolio

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evaxion A/S
(Registrant)

Date: July 1, 2025	By:	/s/ Birgitte Rønø
Birgitte Rønø
Interim Chief Executive Officer